PRESS RELEASE
ASANKO GOLD REPORTS Q4 AND 2016 FULL YEAR RESULTS

Vancouver, British Columbia, March 16, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) reports its 2016 fourth quarter ("Q4") and full year ("FY") operating and financial results. The Company released its production and revenue results for Q4 on January 11, 2017. All amounts are in US dollars unless otherwise stated. Management will host a conference call and webcast today at 9am Eastern Time, further details below.

2016 FY Highlights:

  Excellent first year of operations, with first phase of the project built, commissioned and ramped up ahead of schedule and under budget

  Exceptional safety record achieved for the year, with only one lost time injury and a rolling 12 month lost time injury frequency rate of 0.20 per million man-hours worked

  Processing plant operating at 20% above design at an annualized rate of 3.6Mtpa

  Gold recovery of 94%, 1.5% above feasibility study level

  H2 gold production of 111,164 ounces, exceeding increased guidance of 106,000 to 111,000 ounces

  147,500 ounces of gold produced over three quarters, following declaration of commercial production on April 1, 2016

  Gross gold revenue of $185 million from sale of 147,950 ounces

  Cash provided by operating activities of $55 million ($74.5 million since commercial production)

  Working capital[1] position increased from $67 million at September 30, 2016 to $73 million, at December 31, 2016

  Robust balance sheet with cash of $60 million, unrefined doré on hand with a market value of
  $7 million and $0.6 million in receivables from gold sales

  Amendment to the terms of the $150 million loan facility with Red Kite in order to defer principal payments until July 1, 2018 to enable the Company to re-invest in its accretive, organic growth projects

  Successful exploration program with three near mine discoveries, adding 300,000 ounces to the reserve base

  Updated Mineral Resource and Reserve Statement published, with global reserves of 4.8 million ounces of gold (excluding ore stockpiles)

  Board approval to proceed with next stage of growth, Project 5 Million and development of Esaase and overland conveyor, following permitting approval, all of which are funded from cash resources and cash flow from operations

  Winner of the Ghana Mining Industry Awards 2016 Corporate Social Investment Project of the Year

Commenting on the Company's performance, Peter Breese, President and CEO, said "The Asanko Gold Mine has had an exceptional first year of operations, delivering above expectations quarter-on-quarter across the key metrics of throughput, recovery, gold production and costs. This was all achieved without compromising the safety of our people, which is our number one priority, and we are proud to be one of the safest mines in the industry, with a rolling lost time injury frequency rate of 0.20 per million man-hours worked.

Our low cost near-mine exploration strategy yielded successful results, demonstrating the prospectivity of our land package, with the discovery of three additional, at surface satellite deposits, Akwasiso, Nkran Extension and Adubiaso Extension. These oxide ores, all within a 5km radius of the processing plant, are cheap to mine and process, producing incremental low cost ounces which will lower the operation's AISC profile in 2018 and 2019.

The Company's financial performance strengthened during the year, with gross gold revenues of $185 million, $74.5 million in cash provided by operating activities since commercial production, working capital building from $66 million to $73 million, and a robust balance sheet with $67 million in cash, receivables and bullion at year end. In addition, the terms of the $150 million loan facility were amended during the year to defer principal payments until July 1, 2018, to enable the Company to re-invest in its highly accretive organic growth projects.

We enter 2017 in a strong position, with a substantial increase in production forecast at 230-240,000 ounces for the year at AISC of US$880-920 per ounce, and we are currently tracking our guidance. Bush clearing at Dynamite Hill is due to commence shortly, ahead of mining operations commencing in H2 2017, augmenting the Nkran ore feed with near mine, at surface oxide tonnes reducing costs and the risks associated with a single pit operation.

Looking further ahead, the Company remains committed to its strategic objective of becoming a mid-tier gold mining company and has a clear pathway to deliver this growth over the next three years, targeting ~450,000 ounces by 2020, which will be outlined in the Expansion feasibility study in Q2 2017. Project
5 Million, the plant upgrade from 3.6Mtpa to 5Mtpa, is currently ahead of schedule and due to be commissioned in Q4 2017. This, combined with our next major mine, Esaase, which was recently permitted along with the overland conveyor, will be funded from internal cash flow."

This news release should be read in conjunction with Asanko's Management Discussion and Analysis and the Consolidated Financial Statements for the year ended December 31, 2016, which are available at www.asanko.com and filed on SEDAR. There are no comparative numbers presented in this press release as commercial production was declared on April 1, 2016.

Key Operating and Financial Highlights
Asanko Gold Mine, 100% basis
	Q4 2016	Q3 2016	Q2 2016

Waste Mined ('000t)	5,931	6,003	5,816
Ore Mined ('000t)	1,300	1,326	1,243
Strip Ratio (W:O)	4.6:1	4.5:1	4.7:1
Mining Cost ($/t mined)	3.88	3.88	3.74
Ore Treated ('000t)	901	852	702
Gold Feed Grade (g/t)	2.1	2.1	1.7
Gold Recovery (%)	94	94	92
Processing Cost ($/t treated)	12.80	13.25	13.79
Gold Production (oz)	57,178	53,986	36,337

Gold Sales (oz)	58,483	54,393	35,074
Average Realised Gold Price ($/oz)	1,199	1,311	1,231
Operating Cash Costs[2] ($/oz)	524	544	785
Total Cash Costs[2] ($/oz)	584	609	846
All-in Sustaining Costs ("AISC")[3] ($/oz)	893	906	1,280
All-in Sustaining Margin ($/oz)	306	405	(49)

Gross Gold Revenue ($m)	70.1	71.3	43.2
Production Costs, including Royalties ($m)	34.5	33.5	30.0
Income from Mine Operations ($m)	6.3	20.5	0.33
Net Income (Loss) ($m)	(8.5)	11.7	(12.5)
Net Income (Loss) per Share	($0.04)	$0.06	($0.06)
Adjusted Net Income[1] (Loss) ($m)	(4.1)	10.7	(11.8)
Adjusted Net Income[1] (Loss) per Share	($0.02)	$0.05	($0.06)
Cash provided by Operating Activities ($m)	23.4	33.1	18.1
Cash provided by Operating Activities per share	$0.12	$0.17	$0.09

Q4 2016 Operating Results

  Industry-leading safety record maintained for the quarter with no lost time injuries ("LTI") reported during Q4 and only one LTI in the past 12 months.

  Record quarterly production of 57,178 ounces, exceeding guidance, at AISC of $893/oz.

  Ore mining rates for the quarter averaged 433,353 tonnes per month at an average mining grade of
  2.0 g/t.

  Record mill throughput with plant operating consistently at 20% above design for the quarter.

  Mill feed grade of 2.1 g/t maintained quarter on quarter.

Q4 2016 Financial Performance

  Unit costs of production for mining substantially in-line with expectations, averaging $3.88/tonne mined, as per the previous quarter.

  Unit costs of production for processing continued to decrease, as a result of increased throughput and operational efficiencies, averaging $12.80/tonne milled for the quarter.

  Operating cash costs[2] and total cash costs[2] decreased quarter-on-quarter to $524/oz and to $584/oz respectively.

  All-in Sustaining Costs[3] also decreased to $893/oz for the quarter, largely due to record sales in Q4 as a result of record production.

  Record quarterly gold sales of 58,483 ounces, generating gross gold revenue of $70.1 million at average realised price of $1,199 per ounce.

  Revenues, net of royalties, were $66.8 million from the sale of gold, marginally less than the previous quarter due to a lower average realized gold price.

  Total cost of sales (including depreciation and depletion) was $53.4 million.

  A one-off $7.1 million write off of a component of the deferred stripping asset, which was necessitated as a result of the new resource statement for Nkran, resulted in income from mine operations reducing to $6.3 million. This decrease compared to Q3 is due to lower realized prices in Q4 ($1,199/oz in Q4 vs $1,311/oz in Q3) together with the deferred stripping asset write off.

  Other non recurring items negatively impacting the income statement were provisions for annual incentives and accounting policy changes amounting to $6.7m

  The Company incurred a net loss of $8.5 million ($0.04/share) and adjusted net loss of $4.1 million[1] ($0.02/share)

  Cash provided by operating activities was $23.4 million ($0.12/share).

Q4 2016 Liquidity and Capital Resources

  The balance sheet at December 31, 2016 remains strong with cash of $60 million, unrefined gold dore on hand with a market value of $6.9 million and $0.6 million in receivables from gold sales.

  The working capital position[1], as at December 31, 2016, continued to improve to $72.8 million from $66.7 million at September 30, 2016.

  VAT balances of $22.9 million relating to Q2 and Q3 2016 have recently been validated by the Ghana Revenue Authority and refunds are expected shortly. The validation audit was finalised after the Company completed the reorganization of its Ghanaian subsidiaries in Ghana. The Company expects once the VAT backlog is recovered, quarterly VAT outflows will be offset by quarterly VAT inflows as the audit and claim process of VAT receivables is regularized.

2017 Outlook and Opportunities

  Project 5 Million, which will increase the existing processing facility throughput from 3.6Mtpa to 5Mtpa, and development of the Esaase mine and associated overland conveyor was approved by the Board in November 2016.

  The Enviromental and Mine Operating Permits for the development of Esaase and the conveyor were received in Q1 2017. Front End Engineering and Design of the conveyor is on track for completion during Q2 2017.

  Project 5 Million plant upgrades are expected to be complete and commissioned a quarter ahead of schedule in Q4 2017 whilst the opening up of Esaase and the construction of the overland conveyor will be complete by the end of 2018.

  Current cash resources and cash flow from operations in 2017 and increased operational flows in 2018 will fund all expansion activities over the next two years.

  Mining operations at Dynamite Hill are planned to commence during Q3 2017, augmenting ore feed from the Nkran pit and delivering low cost oxide ounces to the processing facility.

  Expansion Definitive Feasibility Study for Project 5 Million, Esaase and the overland conveyor and Project 10 Million is expected to be published in Q2 2017.

  Updated Mineral Resource and Reserve Estimate for the Asanko Gold Mine recently published (see press release dated February 24, 2017), confirming no material change to global Asanko Gold Mine reserves.

  The Company forecasts gold production for 2017 of 230,000 - 240,000 ounces at AISC of US$880 - US$920 per ounce.

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release, including working capital, adjusted net income (loss), adjusted net income (loss) per share, operating cash costs, total cash costs, all-in sustaining costs per ounce of gold produced. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

2 Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue for each ounce of gold sold. Total cash costs include production royalties of 5%.

3 All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion for each ounce of gold sold.

2016 Q4 and Full Year Financial Results Conference Call and Webcast Details

Thursday 16 March at 9am Eastern Time
US/Canada Toll Free:             1 800 954 0585
UK Toll Free:                            0800 496 1447
International:                          +1 212 231 2937
Presentation available here: www.asanko.com

Webcast:
Please click on the link:  https://cc.callinfo.com/r/1nvq1z5hdrj2a&eom

Replay
A recorded playback will be available approximately two hours after the call until April 16, 2017:
US/Canada Toll Free:             1 800 558 5253
International:                          +1 416 626 4100
Passcode:                                #21842305

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady state production was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).